UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Bema Gold Corporation
(Exact name of Registrant as specified in its charter)

Canada (State or jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

Suite 3100, 595 Burrard Street P.O. Box 49143 Vancouver, British Columbia, Canada (Address of principal executive offices)	V7X 1J1 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common Shares, no par value	Name of each exchange on which each class is to be registered New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form relates:  __________________   (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.     Description of Registrant’s Securities to be Registered.

Share Capital

The authorized capital of Bema Gold Corporation (the “Company”) consists of an unlimited number of common shares without par value. The issued common shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of common shares are, upon liquidation, entitled to receive such portion of the assets of the Company as may be distributable to such holders. The common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions attached to the common shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Holders of common shares are entitled to dividends if and when declared by the directors. The Company may not declare or pay dividends on its common shares if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due or if the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital. The Company currently has no intention of paying dividends on its common shares.

Holders of common shares are entitled to receive notice of, attend and vote at all meetings of shareholders of the Company. Each common share carries one vote at such meetings.

The rights, privileges, restrictions and conditions in respect of the common shares may be changed or removed by approval of a majority of not less than two-thirds of the votes cast by the holders of the common shares who voted in respect of such change or removal.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties or other payments to non-resident holders of Shares, except as discussed below under “Taxation”.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the Articles on the rights of foreigners to hold or vote Shares, except that the Investment Canada Act (Canada) (the “Investment Act”) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire Shares.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of the Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are “notifiable” (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister of Industry (Canada) is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a “WTO investor” (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than CAD 223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than CAD 5 million. The CAD 5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in a producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is CAD 50 million or more, or if the value of the Company’s assets acquired in the total transaction is in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; or

(d)	by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

Taxation

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Shares by a person who is not resident in Canada but is resident in the United States and who will acquire and hold the Shares as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.

This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to June 14, 2006. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”) and the Protocols to the Convention. Limited liability companies (LLCs) which are treated as disregarded entities for purposes of domestic United States taxation laws are not entitled to the benefits of the Convention.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular United States holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, United States holders are advised to consult their own tax advisors with respect to their particular circumstances.

Dividends on Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident (for purposes of the Convention) in the United States and the dividends are beneficially owned by him, and to 5% if the shareholder is a corporation that beneficially owns at least 10% of the voting shares of the payor corporation.

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization to the extent that the dividend is exempt from tax under the laws of the United States or to an organization that is resident in the United States, generally exempt from income tax under the laws of the United States and constituted and operated exclusively to administer or provide pension, retirement or employee benefits.

The tax payable on dividends is to be withheld at source by the company or any other person remitting such amounts to a shareholder. The Company is liable for the amount of the tax if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Disposition of Common Shares

Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Shares is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Shares and reasonable expenses of disposition. One-half of any capital gain (the “taxable capital gain”) is included in income, and one-half of any capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities with whom the corporation was not dealing at arm’s length) did not, at the time the dividends were received, own more than 5% of the issued shares of any class of the capital stock of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the Shares represent “taxable Canadian property”. Shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the Shares in carrying on a business in Canada or held the Shares as “capital property” and at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm’s length, 25% or more of the issued shares of any class of the capital stock of the Company.

Where a United States resident realizes a capital gain on a disposition of Shares that constitute “taxable Canadian property”, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a)	the value of the Shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the Shares were owned by him when he ceased to be resident in Canada, or

(c)	the Shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time the value of the Shares is not derived principally from real property in Canada.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of Shares that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Item 2.     Exhibits.

None.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Bema Gold Corporation By: /s/ Roger Richer Name: Roger Richer, Title: Vice President of Administration, Corporate Secretary and General Counsel

Dated:  July 5, 2006